Exhibit 12.1

TELEFLEX INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Year Ended December 31,
	March 27, 2011	March 28, 2010	2010	2009	2008	2007	2006

Earnings:
Income from continuing operations before taxes before adjustment for income or loss from equity investees	$23,926	$47,767	$130,383	$177,275	$107,120	$39,691	$59,211
Amortization of capitalized interest	—	—	—	9	38	38	38
Distributed income of equity investees	—	—	—	—	310	134	255
Non-controlling interest loss (income)	(382)	(286)	(1,361)	(1,157)	(747)	(459)	277
	$23,544	$47,481	$129,022	$176,127	$106,721	$39,404	$59,781

Fixed charges:
Interest expense	$9,636	$17,230	$72,281	$83,952	$116,317	$67,930	$40,665
Amortization of debt expense	3,300	945	7,750	5,511	5,330	6,946	1,332
Interest factor in rents	2,547	2,619	10,477	11,624	12,134	13,393	12,950

Total fixed charges	15,483	20,794	90,508	101,087	133,781	88,269	54,947

Earnings and fixed charges	$39,027	$68,275	$219,530	$277,214	$240,502	$127,673	$114,728

Ratio of earnings to fixed charges	2.5	3.3	2.4	2.7	1.8	1.4	2.1